PROSPECTUS SUPPLEMENT                                             RULE 424(B)(3)
(TO PROSPECTUS DATED JUNE 7, 1999,                           FILE NO. 333-78615
PROSPECTUS SUPPLEMENT DATED SEPTEMBER 13, 1999,
PROSPECTUS SUPPLEMENT DATED SEPTEMBER 29, 1999,
PROSPECTUS SUPPLEMENT DATED DECEMBER 9, 1999
AND PROSPECTUS SUPPLEMENT DATED JANUARY 21, 2000)


                                 382,635 SHARES

                                     [LOGO]

                             INTERNET AMERICA, INC.
                                  COMMON STOCK

                             ---------------------

This Prospectus Supplement supplements and amends the Prospectus dated June 7, 1999, as amended by the Prospectus Supplement dated September 13, 1999, as amended by the Prospectus Supplement dated September 29, 1999, as amended by the Prospectus Supplement dated December 9, 1999, as amended by the Prospectus Supplement dated January 21, 2000 (as supplemented or amended, the "Prospectus") relating to 382,635 shares of Internet America Common Stock being offered by certain of our shareholders named in the Prospectus who have acquired such securities from us in connection with certain acquisitions of businesses by us. All capitalized terms used but not defined in this Prospectus Supplement have the meanings given to them in the Prospectus.

                         Trading Symbol for Common Stock
                      on the Nasdaq National Market -- GEEK
                     Closing Price on May 11, 2000 -- $4.813

SEE "RISK FACTORS" ON PAGE 6 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT YOU SHOULD CONSIDER BEFORE ACQUIRING THE COMMON STOCK OFFERED HEREBY.

                             ---------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

                             ---------------------


            The date of this Prospectus Supplement is May 12, 2000.

                               RECENT DEVELOPMENTS

         On May 10, 1999, Internet America, Inc., a Texas corporation (the "Company"), issued a press release announcing preliminary financial results for the quarter ended March 31, 2000 and its intent to restate its first and second fiscal quarter results to adjust for a data processing error that reported certain deferred revenue as access revenue.

         The Prospectus, together with this Prospectus Supplement, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the common stock.


                                    EXHIBITS

         Set forth below is certain information included in the Current Report on Form 8-K filed by the Company on May 11, 2000 (the "Form 8-K"):

(c)      Exhibits.

         The following is a list of exhibits filed as part of the Form 8-K:

Exhibit No.                           Description

99.1              Press Release of Internet America, Inc. dated May 10, 2000.


                                                                    EXHIBIT 99.1

                         [INTERNET AMERICA LETTERHEAD]


                 INTERNET AMERICA REPORTS THIRD QUARTER RESULTS
             -------------------------------------------------------
             Revenue Up 86% Year Over Year; Positive EBITDA Reported


         DALLAS, May 10 -- Internet America, Inc. (Nasdaq: GEEK) today announced record revenue of $8.8 million for its third fiscal quarter ended March 31, 2000, an increase of 86% over revenue of $4.8 million reported for the same quarter of 1999. Internet America had approximately 153,000 subscribers at March 31, 2000 a 94% increase from 79,000 subscribers at March 31, 1999.

         In the third fiscal quarter, Internet America achieved positive EBITDA (earnings before interest, taxes, depreciation and amortization) for the first time as a public company. Business services revenue grew by 328% over a year ago and 80% over the last quarter, DSL orders increased to more than 6,500 and the Company made major strides towards integrating PDQ.Net, NeoSoft and other acquisitions.

         Excluding amortization of goodwill, the Company reported a quarterly loss of $0.04 per share at March 31, 2000 compared to a loss of $0.09 per share a year ago. Goodwill amortization rose to $3.6 million for the third quarter, due to the acquisitions of PDQ.Net and NeoSoft. Internet America recorded a net loss of $4.0 million for the quarter, or $0.41 per share, versus a net loss of approximately $709,000, or $0.10 per share a year ago.

         Business services revenue increased significantly, growing from $500,000 for the quarter ended March 31, 1999 to over $2.1 million for the latest quarter. Business services revenue has grown from 10.5% of total revenue a year ago to 24.2% in the March 2000 quarter.

         The Company also announced that it will amend its Quarterly Reports on Form 10-QSB to restate results for the first and second fiscal quarters to adjust for a data processing error that reported certain deferred revenue as access revenue. This non-cash adjustment reduces access revenue by approximately $246,000 for the quarter ended September 30, 1999 and by


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approximately $319,000 for the quarter ended December 31, 1999, resulting in an additional loss of $0.04 per share for each quarter. This adjustment has no impact on the Company's past, present or future cash position.

         "Turning the corner with positive EBITDA is a result of our relentless focus on the Company's high-density growth plan," said Mike Maples, president and chief executive officer of Internet America. "Our high density strategy emphasizes efficient use of marketing and technical resources by stressing growth in markets where we have existing infrastructure. Integration of the Dallas and Houston customer service and marketing operations has improved EBITDA and cash flow and we are just beginning to realize economies of scale in those markets."

         Maples added, "We continue our impressive top-line growth, climbing past the 150,000 mark in total subscribers and achieving an annualized revenue run rate in excess of $35 million. In addition, we are expanding business services in the areas of broadband, web hosting and domain name registrations."

         Internet America is a leading Internet service provider primarily serving the Texas market. Based in Dallas, Internet America offers businesses and individuals a full range of Internet services, including dedicated high-speed access, dial-up access, DSL and web hosting. Internet America focuses on the speed and quality of its Internet services and its commitment to providing excellent customer care. Additional information on Internet America is available on the Company's web site at www.airmail.net.

         This press release may contain forward-looking statements relating to future financial results or business expectations, which are subject to the many uncertainties that exist in Internet America's operations and business environment. Business plans may change as circumstances warrant and actual results may differ materially as a result of a number of risk factors. These risk factors include, without limitation, that the Company (1) will not retain or grow its customer base, (2) will not successfully integrate acquisitions or achieve operating efficiencies, (3) will not be competitive with existing or new competitors, (4) will not keep up with industry pricing and technology trends and evolving industry standards, and (5) will be adversely affected by dependence on network infrastructure, telecommunications carriers and other suppliers, by regulatory changes and by general economic and business conditions. These risk factors are not intended to represent a complete list of all risks and uncertainties in the Company's business and should be read in conjunction with the more detailed cautionary statements included in the Company's most recent SEC filings.


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                            [INTERNET AMERICA LOGO]

                             Internet America, Inc.
                                 (Nasdaq: GEEK)
                           Unaudited Financial Summary
      (in thousands, except per share and share data and subscriber count)


                                                           Three Months Ended                     Nine Months Ended
                                                   -------------------------------         -------------------------------
                                                     3/31/99              3/31/00            3/31/99            3/31/00(1)
                                                   -----------         -----------         -----------         -----------
Subscribers                                             79,000             153,000              79,000             153,000

Access revenue                                     $     4,221         $     6,617         $    11,436         $    16,517
Business services revenue                                  500               2,139               1,620               4,246
Other revenue                                               35                  89                  80                 386
                                                   -----------         -----------         -----------         -----------
Total revenue                                            4,756               8,845              13,136              21,149

Connectivity and operations                              2,036               4,985               6,284              12,067
Sales and marketing:
    Salaries and wages                                     225                 571                 498               1,350
    Other                                                1,916                 915               3,706               3,181
General & administrative                                 1,057               2,331               2,824               5,515

EBITDA(2)                                                 (478)                 43                (176)               (964)

Depreciation                                               357                 454               1,192               1,331
Goodwill amortization                                       71               3,583                 213               6,596
Interest (income) expense                                 (197)                  5                 (26)                (45)
Income tax expense                                          --                  --                  10                  --
                                                   -----------         -----------         -----------         -----------

Net income (loss)                                  $      (709)        $    (3,999)        $    (1,565)        $    (8,846)

Basic earnings (loss) per share                    $     (0.10)        $     (0.41)        $     (0.31)        $     (1.07)
Weighted average shares - basic                      6,762,294           9,641,590           5,081,299           8,260,053

Fully diluted earnings (loss) per share            $     (0.10)        $     (0.41)        $     (0.31)        $     (1.07)
Weighted average shares - fully diluted              6,762,294           9,641,590           5,081,299           8,260,053

Net (loss) plus goodwill amortization                     (638)               (416)             (1,352)             (2,250)
Cash basis EPS(3)                                  $     (0.09)        $     (0.04)        $     (0.27)        $     (0.27)


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
                                                                     6/30/99        3/31/00
                                                                     -------        -------
Current assets                                                       $ 7,095        $ 3,551
Property and equipment, net                                            2,622          2,808
Other assets                                                           9,196         36,538
                                                                     -------        -------
Total assets                                                         $18,913        $42,897


Current liabilities                                                  $ 7,034        $ 9,245
Long-term debt, net                                                      152            204
Long-term capital lease obligations, net                                 102            217
                                                                     -------        -------
Total liabilities                                                      7,288          9,666
Total stockholders' equity                                            11,625         33,231
                                                                     -------        -------
Total liabilities and stockholders' equity                           $18,913        $42,897


(1) Reflects the restated amounts for the first two quarters of fiscal 2000.

(2) EBITDA: Earnings before Interest, Taxes and Depreciation and Amortization. EBITDA is not a measurement of financial performance under generally accepted accounting principles (GAAP) and should not be considered an alternative to net income as a measure of performance.

(3) Cash Basis EPS represents earnings per share, excluding goodwill amortization. Cash Basis EPS is not a measurement of financial performance under generally accepted accounting principles (GAAP) and should not be considered an alternative to net income as a measure of performance.

                                      # # #

The Prospectus accompanying this Prospectus Supplement incorporates important business and financial information about the Company that is not included in or delivered with this Prospectus Supplement or with the Prospectus. This information is available without charge to shareholders upon written request by contacting the company at One Dallas Center, 350 North St. Paul Street, Suite 3000, Dallas, Texas 75201 or upon oral request by calling (214) 861-2500, attn. Investor Relations. In order to obtain timely delivery, shareholders must request the information no later than five business days before the date on which you select to make your investment decision.



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================================================================================

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH THEY RELATE OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ----------------------


                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                              PROSPECTUS SUPPLEMENT
Recent Developments ........................................................S-2
Financial Statements .......................................................S-2

                                   PROSPECTUS

Prospectus Summary ...........................................................2
Risk Factors .................................................................6
Use of Proceeds .............................................................15
Dividend Policy .............................................................15
Capitalization ..............................................................15
Selected Financial and Operating Data .......................................17
Management's Discussion and Analysis of Financial Condition and Results
  of Operations .............................................................19
Business ....................................................................25
Management ..................................................................33
Certain Transactions ........................................................39
Principal and Selling Shareholders ..........................................41
Description of Securities ...................................................43
Shares Eligible for Future Sale .............................................46
Plan of Distribution ........................................................47
Legal Matters ...............................................................48
Experts .....................................................................48
Available Information .......................................................48
Glossary of Technical Terms .................................................49
Financial Statements .......................................................F-1

                             ----------------------

THE AVAILABLE INFORMATION DESCRIBED ON P. 48 OF THE PROSPECTUS ACCOMPANYING THIS PROSPECTUS SUPPLEMENT THAT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") MAY BE READ AND COPIED AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. YOU MAY OBTAIN INFORMATION ON THE OPERATION OF THE PUBLIC REFERENCE ROOM BY CALLING THE SEC AT 1-800-SEC-0330. THE SEC MAINTAINS AN INTERNET SITE THAT CONTAINS REPORTS, PROXY AND INFORMATION STATEMENTS, AND OTHER INFORMATION REGARDING ISSUERS THAT FILE ELECTRONICALLY WITH THE SEC AND THE ADDRESS OF THAT SITE IS (http://www.sec.gov).

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